SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from             to

Commission file number: 1-4850

     A.  Full title of plan and the address of the plan, if different from that of the issuer named below: DynCorp Savings and Retirement Plan.

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, CA 90245

TABLE OF CONTENTS

Description	Page

(a) Financial Statements:

Independent Auditors' Report - Deloitte & Touche LLP......................................	1

Report of Independent Auditors - Ernst & Young LLP......................................	2

Statements of Net Assets Available for Benefits As of December 31, 2002 and 2001 ..................................................................	3

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2002 and 2001 .........................................	4

Notes to Financial Statements ...........................................................................	5

(b) Supplemental Schedules:

Schedule of Assets (Held at End of Year) ....................................	S-1

Schedule of Reportable Transactions...............................................	S-2

(c) Exhibits:

Independent Auditors' Consent - Deloitte & Touche LLP......................................	E-23.1

Consent of Independent Auditors - Ernst & Young LLP......................................	E-23.2

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002.......................	E-99

i

INDEPENDENT AUDITORS' REPORT

Administrative Committee
DynCorp Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of DynCorp Savings and Retirement Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets as of December 31, 2002, and schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
June 26, 2003

Report of Independent Auditors

Administrative Committee
DynCorp Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of DynCorp Savings and Retirement Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 25, 2002
McLean, Virginia

DYNCORP SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
ASSETS
Investments - at fair value	$436,100,125	$376,491,929
Receivables:
Employee contributions receivable	747,738	698,797
Employer contributions receivable	9,107	12,306
Receivable from DynCorp Capital Accumulation and Retirement Plan		27,907

Total assets	436,856,970	377,230,939

LIABILITIES
Cash overdrafts	1,616,760	60,719
Due to broker	39,303	1,375

Total liabilities	1,656,063	62,094

NET ASSETS AVAILABLE FOR BENEFITS	$435,200,907 ==========	$377,168,845 ==========

See notes to financial statements

DYNCORP SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
	For the Years Ended December 31,
	2002	2001
ADDITIONS
Contributions:
Employee contributions	$23,622,825	$20,621,162
Employee rollovers	2,424,675	4,097,560
Employer contributions	14,659,389	14,512,417

Total contributions	40,706,889	39,231,139

Investment Income:
Dividends and interest	409,122	2,994,730
Net realized and unrealized appreciation in fair value of investments	41,962,097	80,144,246

Total investment income	42,371,219	83,138,976

Total additions	83,078,108	122,370,115

DEDUCTIONS
Distributions to participants	25,865,330	27,012,903
Administrative expenses	20,240	126,576

Total deductions	25,885,570	27,139,479

TRANSFER FROM OTHER PLANS - Net	839,524	89,263,977

NET INCREASE	58,032,062	184,494,613

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	377,168,845	192,674,232

End of year	$435,200,907 ==========	$377,168,845 ==========

See notes to financial statements.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Note 1     Description of the Plan

Effective January 1, 2001, the DynCorp Savings and Retirement Plan, adopted as of April 1, 1983 (the "Plan"), was bifurcated into the following two identical savings and retirement plans under section 401(k) of the Internal Revenue Code ("IRC"): (1) the DynCorp Savings and Retirement Plan ("SARP" or "the Plan") and (2) the DynCorp Capital Accumulation and Retirement Plan ("CAP"). As a result, assets totaling $52,873,307 were transferred from the SARP to the CAP. Concurrently with the bifurcation of the DynCorp Savings and Retirement Plan into the CAP and the SARP, the DynCorp Employee Stock Ownership Plan ("ESOP") was bifurcated into two identical qualified plans, one of which, ESOP "A," was applicable to participants under the SARP, and the other of which, ESOP "B," was applicable to participants under the CAP. Effective January 1, 2001, ESOP "A" merged into the SARP and ESOP "B" merged into the CAP. Thus, on January 1, 2001, assets of $142,137,284 transferred from the ESOP to the SARP, which was comprised primarily of 4,460,504 ESOP shares as well as a portion of the cash balance outstanding as of December 31, 2000. Therefore, each eligible participant of the Plan on January 1, 2001, now has a 401(k) account ("401(k) Account") and an ESOP account ("ESOP Account") under the Plan.

The SARP is a multiple employer defined contribution plan under IRC Section 413©. Employers participating in the Plan include DynCorp, DynKePRO LLC, DynPort Vaccine Company LLC and DynPar LLC (collectively, "DynCorp" or "the Company"). The SARP provides for retirement, disability, and death benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). There is an Administrative Committee for the Plan, which is composed of members appointed by the Board of Directors of DynCorp.

The Plan's ESOP Accounts as well as DynCorp common stock held in the Plan's 401(k) Accounts are held in trust under an agreement between the Company and Great Banc (HSBC Bank USA prior to May 30, 2002). The Company serves as the record-keeper for the ESOP Accounts. All remaining assets of the Plan's 401(k) Accounts are held in trust under an agreement between the Company and T. Rowe Price Trust Company (T. Rowe). T. Rowe is also the record-keeper for these assets.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Eligibility - The Plan is generally available to salaried and non-union employees. Employees become eligible to participate in the Plan on the first day of their first payroll period following their date of hire.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Contributions - Effective January 1, 2002, the Plan is a contributory plan under which participating employees may contribute up to 50% of their pre-tax compensation, as defined by the Plan, or 12% if participant was a highly compensated employee or $11,000 for the year ended December 31, 2002 (subject to annual change by the IRC). Prior to January 1, 2002, participating employees could contribute up to 18% of their pre-tax compensation, as defined by the Plan, or $10,500 for the year ended December 31, 2001. Certain employees may also make after-tax contributions of 1% to 10% of their compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes a matching employer contribution and a supplemental matching employer contribution and may make discretionary employer contributions (collectively the Employer Contributions). The matching employer contribution is equal to 50% of the first 8% of the participant's salary deferral contributions. The supplemental matching employer contribution relates to those salary deferral contributions made by a participant to DynCorp common stock ("DynCorp Stock") and is equal to 50% of the first 3% of the participant's salary deferral contributions to that fund. The discretionary employer contribution is to be allocated to each eligible participant's account in an amount equal to at least 1% of the participant's compensation. The Company may make the Employer Contributions in cash, DynCorp Stock, or a combination thereof. During the year ended December 31, 2002 and 2001, of the total employer contributions made to the Plan, $14,414,582 and $14,071,417, respectively, was made in DynCorp Stock. During 2002 and 2001, the Company made a discretionary contribution equal to 1% of each eligible participant's compensation.

A participant who is covered by a collective bargaining agreement between the Company and a union may only make or receive such salary deferral contributions and any employer contributions as provided for in such collective bargaining agreement. Employer contributions are generally made in cash.

There were no contributions to any participant's ESOP Account in 2002 or 2001. In addition, it is not expected that new participants will receive an ESOP Account.

Investment Options - Except for contributions to DynCorp Stock, participants may direct the investment of all employee and employer contributions in their 401(k) Accounts in any of thirteen available investment options, which currently include mutual funds and common/collective trusts. Participants may also elect to invest in a variety of other mutual funds and publicly traded stocks and bonds through a self-directed brokerage account option, Tradelink+.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

All salary deferral contributions which the participant elects to initially invest in DynCorp Stock and all Employer Contributions made on or after January 1, 2001, which the Company elects to make in DynCorp Stock are invested in the Restricted DynCorp Stock Fund and may not be reinvested in other investment funds until the expiration of four full calendar quarters following the end of the payroll period to which such contributions relate. At the expiration of this waiting period, the stock and related earnings are transferred to the Unrestricted DynCorp Stock Fund at which time a participant may re-direct the investment of these monies. Employer Contributions and related earnings made in DynCorp Stock prior to January 1, 2001, must stay invested in the Restricted DynCorp Stock Fund and are never eligible for transfer to another fund. Contributions to the Restricted DynCorp Stock Fund are initially invested in a short-term interest-bearing fund (T. Rowe Price Prime Reserve Fund) until DynCorp stock can be purchased on a future trade date (see The Internal Market below).

The Internal Market - On May 10, 1996, the Company's Form S-1 filing for the registration of shares of common stock became effective, resulting in the establishment of a limited trading market (the Internal Market) established by the Company's wholly owned subsidiary, Dyn Ex, Inc. The Internal Market is managed by Dyn Ex, Inc., to provide employees, directors, and stockholders of the Company with the opportunity to buy and sell shares of common stock. The Internal Market generally permits eligible stockholders to buy and sell shares of common stock on four predetermined days each year (each a Trade Date) at a price determined by the DynCorp Board of Directors.

The Company may also sell (through one or more of its employee benefit plans) or buy shares of common stock on the Internal Market for its own account, but will do so only to address imbalances between the number of shares offered for sale and bid for purchase by shareholders on any particular Trade Date. The Company will not be both a buyer and a seller on the Internal Market on the same Trade Date. The purchase and sale of shares on the Internal Market are carried out by Buck Investment Services, Inc., a registered broker-dealer, upon instructions from the respective buyers and sellers. There is no public market for the common stock, and it is not currently anticipated that such a market will develop.

Vesting - Participants are at all times 100% vested in their 401(k) Account elective salary deferrals, voluntary after-tax contributions, and rollover contributions.

Participants are fully vested in their 401(k) Account Employer Contributions upon completion of one year of service.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Participants are fully vested in their ESOP Accounts in accordance with the following vesting schedule based on credited years of service as defined in the Plan:

Years of Service	Vesting Percentage

Less than two years	0%
Two years but less than three years	50%
Three years but less than four years	75%
Four years or more	100%

Participant Accounts - Each participant's 401(k) Account is credited with the participant's contribution, any Employer Contributions, and an allocation of Plan earnings less any administrative expenses. Allocations of earnings and administrative expenses are based on account balances.

Participant Loans - Participants may borrow from their 401(k) Accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of the lesser of (a) $50,000 less the highest outstanding loan balance in the preceding 12-month period over the outstanding loan balance on the day immediately preceding issuance of the loan or (b) the amount of the participant's account invested in non-Company stock investment funds, the terms of which permit withdrawals without penalty. No more than one plan loan for the purpose of purchasing a primary residence and one plan loan for other purposes may be outstanding at any one time. Loan terms range from one to five years, but may extend beyond five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Forfeitures - Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer Contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $154,396 and $108,600, respectively.

Plan Expenses - Loan fees and brokerage fees related to TradeLink+ transactions are paid by participants. All other administrative expenses of the Plan are paid by the Plan and allocated to participant accounts or, at the election of the Company, are paid by the Company. For the year ended December 31, 2002 and 2001, the Company paid approximately $781,196 and $217,000 of the Plan's expenses, respectively.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Payment of Benefits - Benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled is the benefit that can be provided from the participant's vested account.

401(k) Accounts - In-service withdrawals and hardship distributions are permitted as defined in the Plan. Participants may elect one of several types of annuities or receive payment in one lump sum, subject to certain Plan restrictions related to investments in DynCorp Stock.

ESOP Accounts - Upon retirement, death or disability, a participant's vested account balance in his or her ESOP Account, consisting of DynCorp Stock, becomes payable in 20% installments distributed within 60 days after the end of the Plan year. Balances less than $5,000 or fewer than 100 shares are payable in a single distribution to be distributed within 60 days after the end of the Plan year. For all other terminations of employment, participants may request distribution of their vested shares in 20% installments to begin five years after the Plan year the participant terminates employment. Balances less than $5,000 or fewer than 100 shares are paid out as soon as administratively practical after the close of the Plan year, following a one Plan year break in service. Upon a participant's timely request to sell distributed shares, either during the first 60 days after receiving an initial distribution letter or at a specified time within the next year, the Company is obligated to purchase the shares from the participant at the fair market value as long as the Company's stock is not publicly traded (see The Internal Market above). Under the Subscription Agreement with the Plan dated September 9, 1998, the Company is permitted to defer put options if, under Delaware law, the capital of the Company would be impaired as a result of such a repurchase. After ten years of participating in the Plan and upon reaching age 55, participants may commence to diversify in other investments. The effect of this Plan provision is to allow participants nearing retirement age to put shares back to the Company prior to termination.

Note 2     Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds and common/collective trusts are valued at quoted market prices at the net asset value of shares held by the Plan at year-end. With respect to investments held in TradeLink+ accounts, securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Participant loans are valued at their unpaid balances, which approximate fair value.

At December 31, 2002 and 2001, the fair value of the DynCorp Stock and the ESOP shares were determined based on an annual independent appraisal. The estimated fair value was determined to be $57.20 and $47.00 for enterprise shares and $56.90 and $44.75 for minority shares as of December 31, 2002 and 2001, respectively. Enterprise shares (certain ESOP shares) are shares bought at a "control premium," reflecting the higher price that buyers typically pay when they buy an entire company (as the ESOP and other investors did in 1988). Minority shares (certain ESOP shares and the DynCorp Stock) are shares bought at a "minority interest price," reflecting the lower price that buyers typically pay when they are buying a minority position in a company. During each year, quarterly independent appraisals were also performed to determine the fair value of the DynCorp Stock and ESOP shares on each Trade Date.

Because of the inherent uncertainty of the valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed, and the differences could be material.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Note 3      Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

	December 31,
	2002	2001
401(k) Accounts:
T. Rowe Price Growth Stock Fund	$20,060,319	$26,150,098
T. Rowe Price Stable Value Fund	19,918,665
Unrestricted DynCorp Stock Fund	49,781,143
Restricted DynCorp Stock Fund*	41,250,158	43,702,979

ESOP Accounts:
DynCorp Stock*	227,310,372	194,780,581

*Nonparticipant directed

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2002	2001
Investments at quoted fair value:
Mutual funds	$(19,399,522)	$(6,593,630)
Common/collective trusts	(1,915,707)	(1,522,261)
Tradelink+ (primarily common stock and mutual funds)	2,507	2,636

Investments at estimated fair value:
DynCorp Stock - 401(k) Accounts	16,953,200	24,007,144
DynCorp Stock - ESOP Accounts	46,321,619	64,250,357

Total	$41,962,097 =========	$80,144,246 =========

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Note 4     Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

Restricted DynCorp Stock Fund
	December 31,
	2002	2001
Net assets:
Investments, at estimated fair value:
Interest-bearing cash	$	$ 218,935
DynCorp Stock	41,250,159	43,484,044
	41,250,159	43,702,979

Employee contributions receivable		202,924

	$41,250,159 =========	$43,905,903 =========

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001
	Year Ended December 31,
	2002	2001

Change in net assets:
Employee contributions	$6,539,335	$5,965,511
Employer contributions	14,414,582	14,071,417
Dividends and interest	28,037	30,832
Net realized and unrealized appreciation in fair value of investments	(949,598)	15,918,367
Additions	20,032,356	35,986,127

Distributions to participants	919,270	1,956,279

Transfer to Unrestricted DynCorp Stock Fund	(16,874,557)	(2,826,237)
Transfer to Other Funds	(5,027,025)
Transfer to Other Plan	132,751	(3,395,693)

Net increase in assets available for benefits	(2,655,744)	27,807,918

Net Assets Available for Benefits:
Beginning of year	43,905,903	16,097,985
Ending of year	$41,250,159 =========	$43,905,903 =========

ESOP Account
	December 31,
	2002	2001
Net assets:
Investments at estimated fair value:
DynCorp Stock	$227,310,372	$194,780,581
Employer contributions receivable		3,178
Receivable from CAP		27,907
Cash overdrafts	(1,616,760)	(60,719)

	$225,693,612 ==========	$194,750,947 ==========

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001
	Year Ended December 31,
	2002	2001

Change in net assets:
Dividends and interest	$	$ 10,769
Net realized and unrealized appreciation in fair value of investments	46,318,442	64,244,144
Distributions to participants	(15,375,775)	(11,530,990)
Administrative expenses		(110,260)
Transfer from other plan		142,137,284

Net increase in assets available for benefits	30,942,667	194,750,947

Net Assets Available for Benefits:
Beginning of year	194,750,947
Ending of year	$225,693,614 ==========	$194,750,947 ==========

At December 31, 2002, 1,533,774 enterprise shares and 2,432,944 minority shares were outstanding, respectively. At December 31, 2001, 1,762,712 enterprise shares and 2,539,109 minority shares were outstanding, respectively.

Note 5     Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 9, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Note 7     Party-in-interest Transactions

Certain Plan 401(k) Account investments are shares of mutual funds or common/collective trusts managed by T. Rowe, the trustee. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

Note 8     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of those dates, are recorded on Form 5500 but not in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31,
2001
Net assets available for benefits per the financial statements	$377,168,845
Amount allocated to withdrawing participants	(482,438)
Net assets available for benefits per Form 5500	$376,686,407 ==========

Note 9     Subsequent Event

Effective March 7, 2003, the Plan Sponsor DynCorp, was acquired by Computer Sciences Corporation. As described in more detail in the respective Proxy Statement/ Prospectus, each share of DynCorp stock was exchanged for (1) $15 in cash, and (2) a number of shares of CSC stock equal to the "exchange ratio." The "exchange ratio" of 1.394 was calculated by dividing $43 by $30.85, the volume-weighted average closing price of CSC stock during a certain 15-day period before the merger.

Effective March 11, 2003, T. Rowe Price became the recordkeeper for both ESOP and 401(k) accounts.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DYNCORP SAVINGS AND RETIREMENT PLAN
Date: June 30, 2003	By: /s/ LEON J. LEVEL Leon J. Level Chairman, Computer Sciences Corporation Retirement Plans Committee

2002
Form 5500, Schedule H, Part IV, Line 4i
DynCorp Savings and Retirement Plan
Plan 333
EIN 36-2408747

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

Restricted DynCorp Stock Fund**	Restricted Company Stock	$35,000,021	$41,250,159
T. Rowe Price Growth Stock Fund*	Mutual fund	***	20,060,319
T. Rowe Price New Horizons Fund*	Mutual fund	***	12,844,993
T. Rowe Price Growth & Income Fund*	Mutual fund	***	11,794,500
T. Rowe Price Mid-Cap Growth Fund*	Mutual fund	***	15,081,758
T. Rowe Price Stable Value Common
Trust Fund*	Common/Collective Trust	***	19,918,665
T. Rowe Price Equity Index Trust Fund*	Mutual Fund	***	10,367,786
Unrestricted DynCorp Stock Fund*	Unrestricted Company Stock	***	49,781,144
T. Rowe Price Corporate Income Fund*	Mutual Fund	***	4,660,999
T. Rowe Price Global Stock Fund*	Mutual Fund	***	3,132,644
T. Rowe Price International Stock Fund*	Mutual Fund	***	2,476,452
T. Rowe Price Personal Strategy GrowthFund*	Mutual Fund	***	3,405,370

T. Rowe Price Personal Strategy Income Fund*	Mutual Fund	***	1,033,962

T. Rowe Price Personal Strategy Balanced Fund*	Mutual Fund	***	2,337,338
T. Rowe Price U.S. Treasury
Intermediate Fund*	Mutual Fund	***	21,569
TradeLink+ Investments	Investments in Mutual Funds
	And Publicly Traded Stocks and Bonds	***	316,752
DynCorp common stock**	ESOP Account	$181,901,610	227,310,372
Participant loans*	Loans (5.25% - 10.50%)		3,460,658
			$436,100,125 ==========
*	Represents a party-in-interest.
**	Represents a party-in-interest and a nonparticipant-directed investment.
***	Represents a participant-directed investment and, therefore, historical cost is not required to be presented.

S-1

2002
Schedule H, Part IV, Line 4i
DynCorp Savings and Retirement Plan
Plan 333
EIN 36-2408747

SCHEDULE OF REPORTABLE TRANSACTIONS

					(h) Current Value
					of Asset on
		(c) Purchase	(d) Selling	(g) Cost of	Transaction	(i) Net Gain
(a) Identity of Party Involved	(b) Description of Assets	Price	Price	Asset	Date	Or (Loss)

Category (iii) - series of transactions:
Restricted DynCorp Stock Fund	Common stock	$17,222,935		$$17,222,935	$17,222,935	$
Restricted DynCorp Stock Fund	Common stock	(16,948,743)	(16,986,721)	(16,948,743)	(16,986,721)	37,978
Restricted DynCorp Stock Fund	T. Rowe Price Prime Reserve Fund	(6,965,269)	(6,965,269)	(6,965,269)	(6,965,269)

There were no Category (i), (ii), or (iv) transactions during the year ended December 31, 2002.
Columns (e) and (f) are not applicable.

S-2